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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)*



(Name of Issuer)

U.S Energy Systems,Inc.



(Title of Class of Securities)

Common Stock



(CUSIP Number)

902951102



(Date of Event Which Requires Filing of this Statement)

May 11, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  [   ]Rule 13d-1(b)
  [ X ]Rule 13d-1(c)
  [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     CUSIP No. 902951102



          1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

            Arthur J. Gallagher & Co



     2. Check the Appropriate Box if a Member of a Group (See Instructions)


     (a)

     (b)


     3. SEC Use Only




     4. Citizenship or Place of Organization

            Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With

     5. Sole Voting Power

            778,690 (includes 562,780 shares of Common stock, Series C warrants to acquire 114,640 shares of Common Stock exercisable t $6 per share and 101,270 shares of Common Stock issuable upon the conversion of 20,254 shares of Series C Preferred Stock). Does not include shares of Common Stock in which the reporting person may have an indirect pecuniary interest by virtue of its ownership of membership interests in Energy Systems Investors, LLC ("ESI") an entity which owns U.S. Energy securities. The reporting person does not exercise control over ESI and the number of securities in which the reporting person may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable.



     6. Shared Voting Power

            None.



     7. Sole Dispositive Power

            778,690 (includes 562,780 shares of Common stock, Series C warrants to acquire 114,640 shares of Common Stock exercisable t $6 per share and 101,270
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shares of Common Stock issuable upon the conversion of 20,254 shares of Series C
Preferred Stock). Does not include shares of Common Stock in which the reporting person may have an indirect pecuniary interest by virtue of its ownership of membership interests in Energy Systems Investors, LLC ("ESI") an entity which owns U.S. Energy securities. The reporting person does not exercise control over ESI and the number of securities in which the reporting person may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable

     8. Shared Dispositive Power

          None.


     9. Aggregate Amount Beneficially Owned by Each Reporting
     Person

          778,690 (includes 562,780 shares of Common stock, Series C warrants to acquire 114,640 shares of Common Stock exercisable t $6 per share and 101,270 shares of Common Stock issuable upon the conversion of 20,254 shares of Series C Preferred Stock). Does not include shares of Common Stock in which the reporting person may have an indirect pecuniary interest by virtue of its ownership of membership interests in Energy Systems Investors, LLC ("ESI") an entity which owns U.S. Energy securities. The reporting person does not exercise control over ESI and the number of securities in which the reporting person may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable


     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



     11. Percent of Class Represented by Amount in Row (11)


          7.9%



     12. Type of Reporting Person (See Instructions)


            HC-CO



     Item 1.

     (a) Name of Issuer  U.S. Energy Systems, Inc.

     (b) Address of Issuer's Principal Executive Offices:

            One North Lexington Avenue
          White Plains, NY  10601
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     Item 2.

     (a) Name of Person Filing:  Arthur J Gallagher & Co.

     (b) Address of Principal Business

          The Gallagher Centre
          Two Pierce Place
          Itasca, Illinois 60143-3141

     (c) Citizenship

          Delaware

     (d) Title of Class of Securities

          Common Stock

     (e) CUSIP Number

          902951102

     Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [   ]Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).

     (b) [   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [   ]Insurance company as defined in section 3(a)(19) of the Act (15
     U.S.C. 78c).

     (d) [   ]Investment company registered under section 8 of the Investment
     Company Act of 1940 (15 U.S.C 80a-8).

     (e) [   ]An investment adviser in accordance with (S)240.13d-
     1(b)(1)(ii)(E);

     (f) [   ]An employee benefit plan or endowment fund in accordance with
     (S)240.13d-1(b)(1)(ii)(F);

     (g) [   ]A parent holding company or control person in accordance with (S)
     240.13d-1(b)(1)(ii)(G);

     (h) [   ]A savings associations as defined in Section 3(b) of the Federal
     Deposit Insurance Act (12 U.S.C. 1813);

     (i) [   ]A church plan that is excluded from the definition of an
     investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [   ]Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


     Item 4. Ownership.
     Provide the following information regarding the aggregate number and
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     percentage of the class of securities of the issuer identified in Item 1.

     As of May 11, 2001, the reporting person filing this statement through its wholly-owned subsidiary, AJG Financial Services, Inc., beneficially owned the following amounts and percentages of securities of the above named issuer:


     (a) Amount beneficially owned: 778,690 (includes 562,780 shares of Common stock, Series C warrants to acquire 114,640 shares of Common Stock exercisable t $6 per share and 101,270 shares of Common Stock issuable upon the conversion of 20,254 shares of Series C Preferred Stock). Does not include shares of Common Stock in which the reporting person may have an indirect pecuniary interest by virtue of its ownership of membership interests in Energy Systems Investors, LLC ("ESI") an entity which owns U.S. Energy securities. The reporting person does not exercise control over ESI and the number of securities in which the reporting person may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable.

     (b) Percent of class:  7.9%.

     (c) Number of shares as to which the person has:


     (i) Sole power to vote or to direct the vote: 778,690* shares.


     (ii) Shared power to vote or to direct the vote: 0 shares.


     (iii) Sole power to dispose or to direct the disposition of:
     778,690* shares.


     (iv) Shared power to dispose or to direct the disposition of:
     0 shares.

          *includes 562,780 shares of Common stock, Series C warrants to acquire 114,640 shares of Common Stock exercisable t $6 per share and 101,270 shares of Common Stock issuable upon the conversion of 20,254 shares of Series C Preferred Stock. Does not include shares of Common Stock in which the reporting person may have an indirect pecuniary interest by virtue of its ownership of membership interests in Energy Systems Investors, LLC ("ESI") an entity which owns U.S. Energy securities. The reporting person does not exercise control over ESI and the number of securities in which the reporting person may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable.


     Item 5. Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          N/A
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     Item 7. Identification and Classification of the Subsidiary Which Acquired
     the Security Being Reported on By the Parent Holding Company


     AJG Financial Services, Inc. acquired the securities of the issuer. AJG Financial Services, Inc. is a wholly-owned subsidiary of Arthur J. Gallagher & Co.


     Item 8. Identification and Classification of Members of the Group

          N/A

     Item 9. Notice of Dissolution of Group

          N/A


     Item 10. Certification


       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     May 18, 2001
     Date


     /s/ John Rosengren
     --------------------------------
     Signature
     John Rosengren
     Title: Vice President and General Counsel